Exhibit 99.1

COSCIENS Announces Exclusive Distribution Agreement with Wuzhou Drug International for Macrilen® in Hainan-Guangdong-Hong Kong-Macao Greater Bay Area and Singapore

TORONTO, ONTARIO, December 1, 2025 – COSCIENS Biopharma Inc. (TSX: CSCI) (FINRA: CSCIF) (“COSCIENS” or the “Company”), a life sciences company focused on pharmaceutical therapies, diagnostic products, and natural ingredients solutions, today announced that its wholly-owned subsidiary, Aeterna Zentaris GmbH, has entered into an exclusive distribution agreement with Wuzhou Drug International Trading Limited (“Wuzhou”) for the commercialization of Macrilen® (macimorelin) in Hong Kong, Macao, Singapore, and the Chinese provinces of Guangdong and Hainan.

Under the terms of the agreement, Wuzhou will be responsible for the registration, importation, and commercialization of Macrilen® (macimorelin), the Company’s oral diagnostic test for Adult Growth Hormone Deficiency (“AGHD”), within the designated territories. This partnership leverages the “Hong Kong and Macao Medicine and Equipment Connect” policy, allowing for expedited market access in the Guangdong-Hong Kong-Macao Greater Bay Area. The agreement is for an initial ten-year term and includes a commitment by Wuzhou for a minimum initial order of approximately €800,000.

COSCIENS Management Commentary

Dr. Matthias Gerlach, Senior Vice-President and Managing Director of Aeterna Zentaris GmbH commented: “We are very pleased to partner with Wuzhou, with their proven track record in the Greater China region and Southeast Asia, deep regulatory expertise and strong commercial presence in the Greater Bay Area and Singapore specifically. This agreement represents a key step in our strategy to unlock the global potential of Macrilen® and to build sustainable, long -term revenue streams.” Dr. Gerlach continued, “Entering these dynamic Asian markets allows us to address a significant unmet need for a convenient, oral diagnostic option for patients suspected of suffering from growth hormone deficiency. We look forward to working closely with the Wuzhou team to bring this innovative diagnostic test to patients and healthcare providers across the region and ultimately helping improve patient outcomes through earlier and more accurate diagnosis.”

Statement from Wuzhou Drug International

Mr. Zheng Guo Shang, General Manager of Wuzhou commented, “Wuzhou is dedicated to introducing high-quality, innovative healthcare solutions to the Greater China and Southeast Asian markets. We identify a strong strategic fit for Macrilen® within our specialty portfolio, particularly given the clear demand for a reliable and patient-friendly diagnostic tool for AGHD. We are eager to leverage our regulatory capabilities and hospital network to navigate the approval pathways in Hong Kong, Macao, and the pilot zones of Guangdong and Hainan, ensuring that patients have access to this gold-standard diagnostic as swiftly as possible.”

About COSCIENS Biopharma Inc. and Macrilen®

COSCIENS is a life science company with a diverse portfolio focused on the development of natural, plant-based active ingredients and engaged in the commercialization of pharmaceutical and diagnostic products. COSCIENS’ natural active ingredient business leverages the Company’s proprietary manufacturing and extraction technologies to develop Avenanthramides and Beta Glucan active ingredients currently used in leading skincare brands worldwide.

Macrilen® (macimorelin), COSCIENS’ lead pharmaceutical product, is a ghrelin agonist that stimulates the secretion of growth hormone from the pituitary gland and is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of AGHD.

About Wuzhou Drug International Trading Limited

Wuzhou Drug International Trading Limited is a pharmaceutical trading and services company headquartered in Macao. The company specializes in the introduction, registration, and distribution of innovative medicines, with a focus on ophthalmology, rare diseases, and specialty diagnostics across the Greater Bay Area (including Guangdong, Hong Kong, and Macao) and Singapore.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to the expectations regarding the anticipated benefits of the distribution agreement with Wuzhou.

These statements are based on current expectations and assumptions, including factors or assumptions factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from those expressed or implied by such forward-looking statements, including but not limited to the factors described in “Risks Relating to Us and Our Business” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Issuer Contact:

Peter H. Puccetti

Interim CEO and Chairman of the Board

pp@cosciensbio.com

Giuliano La Fratta

Chief Financial Officer

glafratta@cosciensbio.com

Investor Contact:

IR@cosciensbio.com